September 29, 2011

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
Attn: Dominic J. Minore

Re:	Delaying Amendment for Security Income Fund on behalf of Rydex | SGI Municipal Fund Registration Statement on Form N-14 (File No. 333-176853)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), Security Income Fund (the “Registrant”) is hereby filing a delaying amendment with respect to its registration statement on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of TS&W / Claymore Tax-Advantaged Balanced Fund with and into Rydex | SGI Municipal Fund, a newly created series of the Registrant. The Registration Statement was filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 15, 2011, pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Topeka and State of Kansas on the 29th day of September, 2011.

No fees are required in connection with this filing.  If you have any questions or comments, please do not hesitate to contact Julien Bourgeois at Dechert LLP, counsel to the Registrant, at (202) 261-3451.

Sincerely,

/s/ Amy J. Lee

Amy J. Lee
Vice President and Secretary
Security Income Fund

One Security Benefit Place ● Topeka, Kansas 66636-0001